Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q2 2014

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport and energy businesses in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	4	$380	$538
Financial assets	4	365	362
Accounts receivable and other	4	354	346
Inventory		20	22

Current assets		1,119	1,268

Property, plant and equipment	5	8,094	7,763
Intangible assets	6	4,078	4,006
Investment in associates	7	2,477	2,039
Investment properties		170	164
Goodwill		50	48
Financial assets (non-current)	4	104	178
Other assets (non-current)		102	92
Deferred income tax assets		108	124

Total assets		$16,302	$15,682

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	4	529	491
Non-recourse borrowings	4,8	136	71
Financial liabilities	4	202	36

Current liabilities		867	598

Corporate borrowings	4	375	377
Non-recourse borrowings (non-current)	4,8	5,929	5,719
Financial liabilities (non-current)	4	580	511
Other liabilities (non-current)		518	557
Deferred income tax liabilities		1,344	1,295
Preferred shares	4	20	20

Total liabilities		9,633	9,077

Partnership capital
Limited partners		3,644	3,751
Non-controlling interest – Redeemable Partnership Units held by Brookfield		1,365	1,408
Non-controlling interest – in operating subsidiaries		1,634	1,419
General partner		26	27

Total partnership capital		6,669	6,605

Total liabilities and partnership capital		$16,302	$15,682

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three month		For the six month
		period ended June 30		period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2014	2013	2014	2013
Revenues		$488	$462	$968	$925
Direct operating costs		(215)	(202)	(427)	(424)
General and administrative expenses		(29)	(26)	(56)	(54)
Depreciation and amortization expense	5,6	(94)	(83)	(185)	(169)

		150	151	300	278
Interest expense		(90)	(90)	(177)	(177)
Share of earnings from investments in associates	7	1	18	13	35
Mark-to-market on hedging items	4	(22)	93	(38)	31
Gain on sale of associate		—	18	—	18
Other income (expenses)		27	(4)	24	(41)

Income before income tax		66	186	122	144
Income tax expense
Current		(8)	(5)	(14)	(10)
Deferred		(16)	(31)	(22)	(6)

Net income from continuing operations		42	150	86	128
Income from discontinued operations, net of income tax	3	—	35	—	56

Net income		$42	$185	$86	$184

Attributable to:
Limited partners		$1	$88	$16	$63
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		1	35	7	25
Interest of others in operating subsidiaries		29	53	41	80
General partner		11	9	22	16

Basic and diluted earnings per limited partner unit		$0.01	$0.60	$0.11	$0.43

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2014	2013	2014	2013
Net income		$42	$185	$86	$184

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss
Unrealized actuarial losses		(1)	—	(1)	(8)
Taxes on the above items		—	—	—	2
Equity accounted investments	7	(3)	4	(3)	—

		(4)	4	(4)	(6)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		108	(354)	108	(420)
Cash flow hedges	4	1	(64)	5	(37)
Net investment hedges	4	(53)	10	(90)	23
Available-for-sale securities		15	—	26	—
Taxes on the above items		—	14	(3)	9
Equity accounted investments	7	(1)	24	(2)	22

		70	(370)	44	(403)

Total other comprehensive income (loss)		66	(366)	40	(409)

Comprehensive income (loss)		108	(181)	126	(225)

Attributable to:
Limited partners		$22	$(124)	$35	$(167)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		9	(49)	14	(65)
Interest of others in operating subsidiaries		66	(15)	55	(7)
General partner		$11	$7	$22	$14

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at March 31, 2014	$3,201	$(271)	$77	$686	$3,693	$19	$2	6	$27	$1,178	$(117)	$30	$294	$1,385	$1,381	$6,486
Net income	—	1	—	—	1	—	11	—	11	—	1	—	—	1	29	42
Other comprehensive income	—	—	—	21	21	—	—	—	—	—	—	—	8	8	37	66

Comprehensive income	—	1	—	21	22	—	11	—	11	—	1	—	8	9	66	108
Partnership distributions	—	(71)	—	—	(71)	—	(12)	—	(12)	—	(29)	—	—	(29)	—	(112)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	224	224

Balance at June 30, 2014	$3,201	$(341)	$77	$707	$3,644	$19	$1	$6	$26	$1,178	$(145)	$30	$302	$1,365	$1,634	$6,669

1.	Refer to Note 13 for an analysis of accumulated other comprehensive income by item.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED JUNE 30, 2013 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at March 31, 2013	$2,957	$(39)	$76	$611	$3,605	$19	$2	$5	$26	$1,084	$(25)	$30	$266	$1,355	$2,900	$7,886

Net income	—	88	—	—	88	—	9	—	9	—	35	—	—	35	53	185
Other comprehensive loss	—	—	—	(212)	(212)	—	—	(2)	(2)	—	—	—	(84)	(84)	(68)	(366)

Comprehensive income (loss)	—	88	—	(212)	(124)	—	9	(2)	7	—	35	—	(84)	(49)	(15)	(181)
Unit issuance	238	—	—	—	238	—	—	—	—	94	—	—	—	94	—	332
Partnership distributions	—	(64)	—	—	(64)	—	(8)	—	(8)	—	(26)	—	—	(26)	—	(98)
Disposition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(512)	(512)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(49)	(49)
Ownership changes	—	—	1	—	1	—	—	—	—	—	—	—	—	—	3	4

Balance at June 30, 2013	$3,195	$(15)	$77	$399	$3,656	$19	$3	$3	$25	$1,178	$(16)	$30	$182	$1,374	$2,327	$7,382

1.	Refer to Note 13 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL (CONT’D)

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield
SIX MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest— in operating subsidiaries	Total partnership capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	16	—	—	16	—	22	—	22	—	7	—	—	7	41	86
Other comprehensive income	—	—	—	19	19	—	—	—	—	—	—	—	7	7	14	40

Comprehensive income	—	16	—	19	35	—	22	—	22	—	7	—	7	14	55	126
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(144)	—	—	(144)	—	(23)	—	(23)	—	(57)	—	—	(57)	—	(224)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(64)	(64)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	224	224

Balance at June 30, 2014	$3,201	$(341)	$77	$707	$3,644	$19	$1	$6	$26	$1,178	$(145)	$30	$302	$1,365	$1,634	$6,669

1.	Refer to Note 13 for an analysis of accumulated other comprehensive income by item.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
SIX MONTH PERIOD ENDED JUNE 30, 2013 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Retained Earnings/ (Deficit)	Ownership changes	Accumulated other comprehensive income[1]	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income[1]	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at January 1, 2013	$2,955	$48	$—	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$—	$272	$1,365	$2,784	$7,808

Net income	—	63	—	—	63	—	16	—	16	—	25	—	—	25	80	184
Other comprehensive loss	—	—	—	(230)	(230)	—	—	(2)	(2)	—	—	—	(90)	(90)	(87)	(409)

Comprehensive income (loss)	—	63	—	(230)	(167)	—	16	(2)	14	—	25	—	(90)	(65)	(7)	(225)
Unit issuance	240	—	—	—	240	—	—	—	—	94	—	—	—	94	—	334
Partnership distributions	—	(126)	—	—	(126)	—	(16)	—	(16)	—	(50)	—	—	(50)	—	(192)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(383)	(383)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(70)	(70)
Ownership changes	—	—	77	—	77	—	—	—	—	—	—	30	—	30	3	110

Balance at June 30, 2013	$3,195	$(15)	$77	$399	$3,656	$19	$3	$3	$25	$1,178	$(16)	$30	$182	$1,374	$2,327	$7,382

1.	Refer to Note 13 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2014	2013	2014	2013
Operating activities
Net income		$42	$185	$86	$184
Adjusted for the following items:
Earnings from investments received in associates, net of distributions received	7	15	(7)	4	(18)
Fair value adjustments		—	(10)	—	6
Depreciation and amortization expense	5,6	94	83	185	169
Mark-to-market on hedging items		22	(93)	38	(31)
Gain on sale of associate		—	(18)	—	(18)
Provisions and other items		(12)	20	—	63
Deferred tax expense		16	42	22	19
Changes in non-cash working capital, net		(21)	21	(39)	(4)

Cash from operating activities		156	223	296	370

Investing Activities
Acquisition of subsidiaries, net of cash acquired		—	(14)	—	(14)
Disposition of subsidiaries, net of cash acquired		—	191	—	178
Acquisition of investments in associates	7	—	27	(39)	23
Purchase of long lived assets	5,6	(116)	(113)	(225)	(216)
Sale of long lived assets		5	—	5	—
Purchase of financial assets		—	(30)	(50)	(30)
Sale of financial assets		25	—	25	—
Net settlement of foreign exchange hedging items		(15)	(3)	(23)	4

Cash (used by) from investing activities		(101)	58	(307)	(55)

Financing Activities
Distributions to general partner	12	(12)	(8)	(23)	(16)
Distributions to other unitholders	12	(100)	(90)	(201)	(176)
Subsidiary distributions to non-controlling interest		(37)	(49)	(64)	(70)
Proceeds from corporate credit facility		—	257	—	—
Repayment of corporate credit facility	8	—	(581)	—	(546)
Proceeds on subsidiary borrowings	8	208	980	250	2,250
Repayment on subsidiary borrowings		(98)	(935)	(120)	(1,882)
Partnership units issued	11	—	332	2	334

Cash used by financing activities		(39)	(94)	(156)	(106)

Cash and cash equivalents
Change during the period		16	187	(167)	209
Impact of foreign exchange on cash		1	(22)	9	(21)
Cash reclassified as assets held for sale		—	(32)	—	(32)
Balance, beginning of period		363	286	538	263

Balance, end of period		$380	$419	$380	$419

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2013 AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utilities, transport and energy businesses in North and South America, Australasia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The managing general partner of the partnership is a subsidiary of Brookfield. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2013, except for the adoption of Standards and amendments effective January 1, 2014 in Note 2 b). The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2013 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on August 14, 2014.

b) Recently Adopted Accounting Standards and Amendments

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2014. The impact of adopting these Standards on the partnership’s accounting policies and disclosures are as follows:

IFRIC 21 Levies – (“IFRIC 21”)

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 was applied retrospectively and the application of this new standard had no impact on Brookfield Infrastructure’s accounting for levies for the current and prior periods presented.

IAS 32 Financial Instruments: Presentation – (“IAS 32”)

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of “currently has a legally enforceable right of set-off”, the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. The amendments to IAS 32 were applied retrospectively and the application of these amendments had no impact on Brookfield Infrastructure’s accounting for or presentation of financial instruments for the current and prior periods presented.

c) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment – (“IAS 16”) and IAS 38 Intangible Assets – (“IAS 38”)

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (IASB) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of these amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers – (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments – (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new Standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

3. DISCONTINUED OPERATIONS

The revenues and expenses related to the U.S. and Canadian freehold timberlands, Brookfield Infrastructure’s timber segment, have been presented on the interim condensed and consolidated statements of operating results as discontinued operations as a result of the following transactions:

i)	Brookfield Infrastructure sold its 30% interest in its U.S. freehold timberlands to a third party for proceeds of $467 million. This transaction closed in the third quarter of 2013;

ii)	During the second quarter of 2013, Brookfield Infrastructure disposed of its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $173 million.

The timber segment was reported as part of continuing operations until the second quarter of 2013 and has since been classified as discontinued operations for both the current and comparative periods presented.

Operating results of discontinued operations for the three and six month periods ended June 30, 2014 and 2013 are as follows:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Revenues	$—	$132	$—	$282
Direct operating costs	—	(74)	—	(161)

	—	58	—	121
Interest expense	—	(19)	—	(40)
Fair value adjustments	—	10	—	(6)
Other expenses	—	—	—	(2)

Income before income tax	—	49	—	73
Attributable current and deferred taxes	—	(12)	—	(15)

	—	37	—	58
Gain on disposal of Canadian freehold timberlands	—	23	—	23
Attributable current and deferred taxes	—	(25)	—	(25)

	—	(2)	—	(2)

Income from discontinued operations, net of income tax	$—	$35	$—	$56

Income attributable to unitholders for the three and six month periods ended June 30, 2014 and 2013 are as follows:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Income from continuing operations attributable to:
Limited partners	$1	$82	$16	$53
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1	32	7	20
Non-controlling interest – in operating subsidiaries	29	27	41	39
General partner	11	9	22	16

Income from discontinued operations attributable to:
Limited partners	$—	$6	$—	$10
Non-controlling interest – Redeemable Partnership Units held by Brookfield	—	3	—	5
Non-controlling interest – in operating subsidiaries	—	26	—	41
General partner	—	—	—	—

Basic and diluted earnings per unit attributable to:
Limited partners from continuing operations	$0.01	$0.54	$0.11	$0.34
Limited partners from discontinued operations	—	0.06	—	0.09

Basic and diluted earning unit attributable to Limited partners	$0.01	$0.60	$0.11	$0.43

Comprehensive income (loss) attributable to unitholders for the three and six month periods ended June 30, 2014 and 2013 is as follows:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Comprehensive income (loss) from continuing operations attributable to:
Limited partners	$22	$(130)	$35	$(176)
Non-controlling interest – Redeemable Partnership Units held by Brookfield	9	(52)	14	(69)
Non-controlling interest – in operating subsidiaries	66	(40)	55	(46)
General partner	11	7	22	14

Comprehensive income from discontinued operations attributable to:
Limited partners	$—	$6	$—	$9
Non-controlling interest – Redeemable Partnership Units held by Brookfield	—	3	—	4
Non-controlling interest – in operating subsidiaries	—	25	—	39
General partner	—	—	—	—

Other comprehensive loss relating to the disposal group for the three and six month periods ended June 30, 2014 and 2013 is as follows:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Revaluation of property, plant and equipment	$—	$—	$—	$(4)
Cash flow hedges	—	(1)	—	1
Taxes on above items	—	—	—	(1)

Total	$—	$(1)	$—	$(4)

The net cash flows attributable to the operating, investing and financing activities of discontinued operations for the three and six month periods ended June 30, 2014 and 2013 are as follows:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Operating cash flows	$—	$36	$—	$66
Investing cash flows	—	(15)	—	(16)
Financing cash flows	—	(33)	—	(49)

Total	$—	$(12)	$—	$1

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Condensed and Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at June 30, 2014:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$380	$380
Accounts receivable and other	—	—	354	354
Financial assets (current and non-current)[1]	119	—	50	169
Marketable securities	—	297	—	297
Restricted cash	—	—	3	3

Total	$119	$297	$787	$1,203

Financial liabilities
Corporate borrowings	$—	$—	$375	$375
Non-recourse borrowings (current and non-current)	—	—	6,065	6,065
Accounts payable and other	—	—	529	529
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)[1]	624	—	158	782

Total	$624	$—	$7,147	$7,771

1.	Derivative instruments which are elected for hedge accounting totaling $104 million are included in financial assets and $253 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2013:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available- for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$538	$538
Accounts receivable and other	—	—	346	346
Financial assets (current and non-current)[1]	241	—	66	307
Marketable securities	—	230	—	230
Restricted cash	—	—	3	3

Total	$241	$230	$953	$1,424

Financial liabilities
Corporate borrowings	$—	$—	$377	$377
Non-recourse borrowings (current and non-current)	—	—	5,790	5,790
Accounts payable and other	—	—	491	491
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)[1]	547	—	—	547

Total	$547	$—	$6,678	$7,225

1.	Derivative instruments which are elected for hedge accounting totaling $196 million are included in financial assets and $195 million of derivative instruments are included in financial liabilities.

The following table provides the carrying values and fair values of financial instruments as at June 30, 2014 and December 31, 2013:

	June 30, 2014		December 31, 2013
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$380	$380	$538	$538
Accounts receivable and other	354	354	346	346
Financial assets (current and non-current)	169	169	307	307
Marketable securities	297	297	230	230
Restricted cash	3	3	3	3

Total	$1,203	$1,203	$1,424	$1,424

Financial liabilities
Corporate borrowings[1]	$375	$387	$377	$381
Non-recourse borrowings[2]	6,065	6,254	5,790	5,973
Accounts payable and other financial liabilities	529	529	491	491
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	782	782	547	547

Total	$7,771	$7,972	$7,225	$7,412

1.	Corporate borrowings is classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.	Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of borrowings at the UK port operation and Chilean toll road which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three and six months ended June 30, 2014, pre-tax net unrealized gains of $1 million and $5 million, respectively (2013: losses of $64 million and $37 million, respectively) were recorded in other comprehensive income (loss) for the effective portion of the cash flow hedges. As at June 30, 2014, there was a derivative liability balance of $97 million relating to hedging items designated as cash flow hedges (December 31, 2013: derivative liability balance of $31 million).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six months ended June 30, 2014 unrealized pre-tax net losses of $38 million and $67 million, respectively (2013: gains of $13 million and $21 million, respectively) were recorded in other comprehensive income (loss) for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $15 million loss and $23 million loss (2013: $3 million loss and $2 million gain, respectively) in other comprehensive income (loss) related to the net settlement of foreign exchange hedging items in the three and six month period ended June 30, 2014. As at June 30, 2014, there was a derivative liability balance of $52 million relating to hedging items designated as net investment hedges (December 31, 2013: derivative asset balance of $8 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market and redeemable fund units.

•

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase hedging items, interest rate swap hedging items, derivative hedging items, certain equity securities carried at fair value which are not traded in an active market.

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	June 30, 2014	December 31, 2013
Marketable securities	Level 1[1]	$297	$230
Foreign currency forward contracts	Level 2[2]
Financial asset		4	64
Financial liability		86	36
Interest rate swaps & other	Level 2[2]
Financial asset		115	177
Financial liability		538	511

1.	Valuation technique: Quoted bid prices in an active market.
2.	Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

Assets and liabilities measured at fair value on a recurring basis include $416 million (2013: $471 million) of financial assets and $624 million (2013: $547 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three and six months ended June 30, 2014 and 2013, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	June 30, 2014			December 31, 2013
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$297	$—	$—	$230	$—	$—
Financial assets (current and non-current) [1]	—	119	—	—	241	—

Financial liabilities
Financial liabilities (current and non-current) [1]	$—	$624	$—	$—	$547	$—

1.	Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments.

5. PROPERTY, PLANT AND EQUIPMENT

	Utility	Transport	Energy	Timberland	Total
US$ MILLIONS	Assets	Assets	Assets	Assets	Assets
Gross carrying amount
Balance at January 1, 2013	$3,320	$3,000	$1,082	$651	$8,053
Additions	172	170	38	—	380
Acquisitions (dispositions) through business combinations	—	—	145	(651)	(506)
Fair value adjustments	167	225	39	—	431
Net foreign currency exchange differences	(13)	(410)	(71)	—	(494)

Balance at December 31, 2013	$3,646	$2,985	$1,233	$—	$7,864

Additions	105	65	35	—	205
Net foreign currency exchange differences	96	174	17	—	287

Balance at June 30, 2014	$3,847	$3,224	$1,285	$—	$8,356

Accumulated depreciation:
Balance at January 1, 2013	(10)	(43)	(25)	(5)	(83)
Depreciation expense	(121)	(111)	(43)	—	(275)
Fair value adjustment	102	93	32	—	227
Disposals	—	—	—	5	5
Net foreign currency exchange differences	5	17	3	—	25

Balance at December 31, 2013	$(24)	$(44)	$(33)	$—	$(101)

Depreciation expense	(71)	(63)	(25)	—	(159)
Net foreign exchange differences	8	(13)	3	—	(2)

Balance at June 30, 2014	$(87)	$(120)	$(55)	$—	$(262)

Net book value
Balance at June 30, 2014	$3,760	$3,104	$1,230	$—	$8,094

December 31, 2013	$3,622	$2,941	$1,200	$—	$7,763

6. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Cost	$4,217	$4,117
Accumulated amortization	(139)	(111)

Total	$4,078	$4,006

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Regulated terminal	$2,359	$2,231
Chilean toll roads	1,207	1,278
UK port operations	367	355
Other[1]	145	142

Total	$4,078	$4,006

1.	Other intangibles are comprised of customer order backlogs and easements and permits to use and operate on government land.

The following table presents the change in the balance of intangible assets:

As of
US$ MILLIONS	June 30, 2014
Cost at beginning of the period	$4,117
Additions	15
Foreign currency translation	85

Balance at June 30, 2014	$4,217

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

As of
US$ MILLIONS	June 30, 2014
Accumulated amortization at beginning of period	$(111)
Amortization	(26)
Foreign currency translation	(2)

Balance at June 30, 2014	$(139)

7. INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

US$ MILLIONS	For the six months ending June 30, 2014	For the 12 months ending December 31, 2013
Balance at beginning of period	$2,039	$2,179
Share of earnings (losses) for the period	13	(217)
Foreign currency translation	10	(81)
Share of other reserves for the period-OCI	(5)	160
Distributions	(17)	(90)
Acquisitions, net of disposals[1]	437	88

Ending balance	$2,477	$2,039

1.

On March 26, 2014, Brookfield Infrastructure, through an arrangement formed between Brookfield and Mitsui O.S.K. Lines Ltd., acquired a 20% interest in a North American container terminal operation. Brookfield Infrastructure has significant influence through Brookfield’s position in the arrangement. Accordingly, Brookfield Infrastructure equity accounts for the entity. The purchase price is payable in a series of three equal payments, one on the date of acquisition as well as one and two years subsequent to this date. Also, an acquisition earn-out may be payable to the extent that certain earnings-based performance metrics are met. The estimated amount payable by Brookfield Infrastructure of $87 million is recorded as a financial liability within the condensed and consolidated statements of financial position.

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Brazilian toll road operation	$1,133	$773
South American transmission operation	679	717
Other associates	665	549

Ending balance	$2,477	$2,039

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Financial position:
Total assets	$19,995	$19,988
Total liabilities	(12,583)	(12,971)

Net assets	$7,412	$7,017

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Financial performance:
Total revenue	$738	$786	$1,455	$1,480
Total income for the period	5	61	51	109
Brookfield Infrastructure’s share of net income	$1	$18	$13	$35

8. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Current	$136	$71
Non-current	5,929	5,719

Total	$6,065	$5,790

During the three and six months ended June 30, 2014 subsidiary borrowings, net of repayments, were $110 million and $130 million, respectively.

Foreign currency gains resulted from the appreciation of the Australian dollar and British Pound relative to the U.S. dollar since year end, which led to an increase in debt balances of $164 million and $48 million, respectively. This was partially offset by a $34 million decline in Chilean peso denominated debt due to the depreciation of the Chilean peso versus the U.S. dollar during the six months ended June 30, 2014.

9. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense and other cash income (expenses), which includes cash taxes.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials[1]
Revenues	$187	$309	$72	$—	$568	$(228)	$148	$488
Costs attributed to revenues	(57)	(161)	(39)	—	(257)	117	(75)	(215)
General & administrative costs	—	—	—	(29)	(29)	—	—	(29)

Adjusted EBITDA	130	148	33	(29)	282	(111)	73
Other income (expense)	2	(9)	—	10	3	5	(2)	6
Interest expense	(40)	(45)	(17)	(3)	(105)	41	(26)	(90)

FFO	92	94	16	(22)	180	(65)	45
Depreciation and amortization	(40)	(59)	(17)	—	(116)	49	(27)	(94)
Deferred taxes	(9)	3	3	1	(2)	(8)	(6)	(16)
Mark-to-market on hedging items	2	(2)	—	(19)	(19)	(3)	—	(22)
Valuation (losses) gains and other	(10)	(19)	(1)	—	(30)	26	17	13
Share of earnings from associates	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest	—	—	—	—	—	—	(29)	(29)

Net income (loss) attributable to partnership[2]	$35	$17	$1	$(40)	$13	$—	$—	$13

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$212	$252	$72	$38	$574	$(210)	$136	$(38)	$462
Costs attributed to revenues	(74)	(133)	(37)	(20)	(264)	111	(69)	20	(202)
General & administrative costs	—	—	—	(26)	(26)	—	—	—	(26)

Adjusted EBITDA	138	119	35	(8)	284	(99)	67	(18)
Other income (expense)	3	2	—	—	5	2	(5)	—	2
Interest expense	(45)	(38)	(17)	(9)	(109)	37	(24)	6	(90)

FFO	96	83	18	(17)	180	(60)	38	(12)
Depreciation and amortization	(40)	(42)	(17)	—	(99)	39	(23)	—	(83)
Deferred taxes	(15)	(11)	3	(34)	(57)	1	—	25	(31)
Mark-to-market on hedging items	37	(1)	3	36	75	—	18	—	93
Valuation (losses) gains and other	(8)	2	(1)	40	33	2	(6)	(22)	7
Share of earnings from associates	—	—	—	—	—	18	—	—	18
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	35	35
Net income attributable to non-controlling interest	—	—	—	—	—	—	(27)	(26)	(53)

Net income attributable to partnership[2]	$70	$31	$6	$25	$132	$—	$—	$—	$132

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials[1]
Revenues	$363	$595	$163	$—	$1,121	$(451)	$298	$968
Costs attributed to revenues	(107)	(303)	(86)	—	(496)	222	(153)	(427)
General & administrative costs	—	—	—	(56)	(56)	—	—	(56)

Adjusted EBITDA	256	292	77	(56)	569	(229)	145
Other income (expense)	4	(16)	—	16	4	8	(3)	9
Interest expense	(79)	(87)	(35)	(6)	(207)	81	(51)	(177)

FFO	181	189	42	(46)	366	(140)	91
Depreciation and amortization	(79)	(120)	(34)	—	(233)	100	(52)	(185)
Deferred taxes	(15)	10	(1)	5	(1)	(14)	(7)	(22)
Mark-to-market on hedging items	4	3	—	(42)	(35)	(3)	—	(38)
Valuation (losses) gains and other	(19)	(32)	3	(4)	(52)	44	9	1
Share of earnings from associates	—	—	—	—	—	13	—	13
Net income attributable to non-controlling interest	—	—	—	—	—	—	(41)	(41)

Net income (loss) attributable to partnership[2]	$72	$50	$10	$(87)	$45	$—	$—	$45

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net (loss) income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued operations	As per IFRS financials[1]
Revenues	$418	$504	$155	$76	$1,153	$(428)	$276	$(76)	$925
Costs attributed to revenues	(147)	(278)	(82)	(40)	(547)	227	(144)	40	(424)
General & administrative costs	—	—	—	(54)	(54)	—	—	—	(54)

Adjusted EBITDA	271	226	73	(18)	552	(201)	132	(36)
Other income (expense)	5	(2)	1	—	4	4	(7)	—	1
Interest expense	(88)	(74)	(34)	(20)	(216)	76	(49)	12	(177)

FFO	188	150	40	(38)	340	(121)	76	(24)
Depreciation and amortization	(82)	(93)	(34)	—	(209)	88	(48)	—	(169)
Deferred taxes	(14)	7	9	(36)	(34)	(4)	7	25	(6)
Mark-to-market on hedging items	(6)	—	3	33	30	(6)	7	—	31
Valuation (losses) gains and other	(21)	(34)	(3)	35	(23)	8	(3)	(16)	(34)
Share of earnings from associates	—	—	—	—	—	35	—	—	35
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	56	56
Net income attributable to non-controlling interest	—	—	—	—	—	—	(39)	(41)	(80)

Net income (loss) attributable to partnership[2]	$65	$30	$15	$(6)	$104	$—	$—	$—	$104

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Net income (loss) attributable to the partnership includes net income attributable to non-controlling interests – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,940	$4,937	$1,666	$(150)	$11,393	$(2,080)	$4,250	$2,739	$16,302

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

10. SUBSIDIARY PUBLIC ISSUERS

In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Preferred Equity Inc. (collectively, the ‘‘Issuers’’), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The outstanding debt securities are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure LLC and BIP Bermuda Holdings I Limited.

The following debt securities were issued as of June 30, 2014:

On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%. The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED JUNE 30, 2014	Brookfield Infrastructure	The Issuers	Subsidiaries of the partnership other than the Issuers[3]	Consolidating adjustments	Brookfield Infrastructure consolidated
Revenue	$—	$—	$488	$—	$488
Net income attributable to partnership[1]	1	—	175	(163)	13

FOR THE THREE MONTHS ENDED JUNE 30, 2013
Revenue	—	—	462	—	462
Net income from continuing operations attributable to partnership	82	—	104	(63)	123
Net income (loss) attributable to partnership[1]	88	—	113	(69)	132

FOR THE SIX MONTHS ENDED JUNE 30, 2014
Revenue	—	—	968	—	968
Net income attributable to partnership[1]	16	—	244	(215)	45

FOR THE SIX MONTHS ENDED JUNE 30, 2013
Revenue	—	—	925	—	925
Net income from continuing operations attributable to partnership	53	—	270	(234)	89
Net income attributable to partnership[1]	63	—	285	(244)	104

AS AT JUNE 30, 2014
Current assets	$—	$3	$1,119	$(3)	$1,119
Non-current assets	3,604	373	15,183	(3,977)	15,183
Current liabilities	—	(6)	867	6	867
Non-current liabilities	—	(383)	11,580	(2,431)	8,766
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,365	—	1,365
Non-controlling interests – in operating subsidiaries	—	—	1,634	—	1,634

AS AT DECEMBER 31, 2013
Current assets	$—	$3	$1,268	$(3)	$1,268
Non-current assets	3,711	377	14,414	(4,088)	14,414
Current liabilities	—	(3)	598	3	598
Non-current liabilities	—	(377)	11,146	(2,290)	8,479
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,408	—	1,408
Non-controlling interests – in operating subsidiaries	—	—	1,419	—	1,419

1.	Includes net income (loss) income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2.	Includes investments in all subsidiaries of the partnership under the equity method.
3.	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
4.	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

11. PARTNERSHIP CAPITAL

Brookfield Infrastructure’s capital structure is comprised of three classes of partnership units: general partnership units, limited partnership units and Redeemable Partnership Units held by Brookfield.

In March 2014, Brookfield Infrastructure’s holding entity, Brookfield Infrastructure LP (“Holding LP”), underwent a restructuring whereby the Holding LP’s limited partnership agreement was amended to make the partnership the managing general partner of the Holding LP by redesignating the limited partner units as managing general partner units and to make the general partner a special limited partner of the Holding LP by redesignating the general partner units to special limited partner units. This change was made in order to simplify our governance structure and to more clearly delineate the partnership’s governance rights in respect of the Holding LP.

In June 2010, we implemented a distribution reinvestment plan (“Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and six month period ended June 30, 2014, the partnership issued less than 1 million units for proceeds of less than $1 million and less than 1 million units for proceeds of $2 million, respectively (2013: less than 1 million units for proceeds of $1 million and less than 1 million units for proceeds of $3 million, respectively) under the Plan.

During the first quarter of 2014 the Plan for beneficial holders was discontinued. As a result, the Plan will only be available for registered unitholders effective from June 30, 2014 onward.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Authorized to issue Opening balance	1.1	1.1	150.2	143.6	151.3	144.7
Issued for cash	—	—	0.1	6.6	0.1	6.6

Ending balance	1.1	1.1	150.3	150.2	151.4	151.3

	General partnership units		Limited partnership units		Total
US$ MILLIONS	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Opening balance	$19	$19	$3,199	$2,955	$3,218	$2,974
Share issuance	—	—	2	244	2	244

Ending balance	$19	$19	$3,201	$3,199	$3,220	$3,218

The weighted average number of general partnership units outstanding for the three and six months ended June 30, 2014 was 1.1 million and 1.1 million, respectively (2013: 1.1 million and 1.1 million, respectively). The weighted average number of limited partnership units outstanding for the three and six months ended June 30, 2014 was 150.3 million and 150.3 million respectively, (2013: 147.1 million and 145.4 million respectively).

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Opening balance	58.7	56.1
Issued for cash	—	2.6

Ending balance	58.7	58.7

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the six months ended June 30, 2014	As of and for the 12 months ended Dec. 31, 2013
Opening balance	$1,178	$1,084
Issued for cash	—	94

Ending balance	$1,178	$1,178

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three and six months ended June 30, 2014 was 58.7 million and 58.7 million, respectively, (2013: 57.5 million and 56.8 million, respectively).

12. DISTRIBUTIONS

For the three and six months ended June 30, 2014, distributions to partnership unitholders were $100 million and $201 million, respectively or $0.48, and $0.96, respectively per partnership unit (2013: $90 million or $0.43 per unit and $176 million or $0.86 per unit, respectively).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $11 million and $22 million for the three and six months ended June 30, 2014 ($8 million and $16 million for the three and six months ended June 30, 2013).

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688
Other comprehensive income (loss)	—	67	(66)	4	19	(1)	(4)	19

Balance as at June 30, 2014	$652	$(27)	$(131)	$(59)	$29	$(7)	$250	$707

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2013	$398	$142	$(57)	$(53)	$—	$(1)	$200	$629
Other comprehensive (loss) income	(10)	(232)	16	(16)	—	(4)	16	(230)

Balance as at June 30, 2013	$388	$(90)	$(41)	$(69)	$—	$(5)	$216	$399

b) Attributable to General Partner

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6
Other comprehensive income	—	—	—	—	—	—	—	—

Balance as at June 30, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2013	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive income (loss)	—	(2)	—	—	—	—	—	(2)

Balance as at June 30, 2013	$3	$(1)	$—	$(1)	$—	$—	$2	$3

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295
Other comprehensive income (loss)	—	27	(25)	1	7	—	(3)	7

Balance as at June 30, 2014	$272	$(3)	$(52)	$(27)	$11	$(2)	$103	$302

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available for sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2013	$171	$62	$(24)	$(24)	$—	$—	$87	$272
Other comprehensive (loss) income	(4)	(91)	6	(6)	—	(2)	7	(90)

Balance as at June 30, 2013	$167	$(29)	$(18)	$(30)	$—	$(2)	$94	$182

14. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized on the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2014 (less than $1 million during the three and six months ended June 30, 2013).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement with its external managers Brookfield and a number of its wholly owned subsidiaries.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a Base Management Fee, (the “Base Management Fee”), to affiliates of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $27 million and $52 million for the three and six months ended June 30, 2014 ($24 million and $50 million during the three and six months ended June 30, 2013).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the Holding LP and certain holding entities held directly by the Holding LP.

During the three and six months ended June 30, 2014, $2 million and $4 million, respectively was reimbursed at cost to the Manager of the partnership ($2 million and $4 million during the three and six months ended June 30, 2013). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At June 30, 2014, Brookfield Infrastructure’s deposit balance with Brookfield was $122 million (December 31, 2013: $262 million) and earned interest of less than $1 million and less than $1 million for the three and six months ended June 30, 2014 (less than $1 million during the three and six months ended June 30, 2013).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by wholly-owned subsidiaries of Brookfield on market terms.

15. SUBSEQUENT EVENTS

a) South American electricity transmission system refinancing

Subsequent to period end, Brookfield Infrastructure’s South American electricity transmission system closed a $375 million refinancing with an average coupon of 4.25% and an 11-year term.

b) Acquisition of North American west coast Gas Storage Operation

Subsequent to period end, Brookfield Infrastructure signed a definitive agreement to acquire a 40% stake in a North American west coast gas storage operation through a Brookfield sponsored infrastructure fund for approximately $40 million. Concurrently, Brookfield Infrastructure will enter into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity. Completion of this transaction is expected to occur in the first quarter of 2015, subject to customary closing conditions.

c) Amendments to corporate credit facility

Subsequent to period end, Brookfield Infrastructure extended its $1.4 billion senior unsecured revolving credit facility to June 30, 2019 and decreased the annual interest rate spread applicable on LIBOR and the unused commitment fee to 120 basis points and 18 basis points, respectively (previously 125 basis points and 20 basis points, respectively).

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 AND FOR THE THREE AND

SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 14, 2014 and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, the “partnership”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure. com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations1 consist of utilities, transport and energy businesses in North and South America, Australasia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (‘‘FFO’’) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track key value drivers for each of our operating platforms. See ‘‘Segmented Disclosures’’ on page 31 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our Managing General Partner approved a 12% increase in our quarterly distribution to 48 cents per unit, which started with the distribution paid in March 2014. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 48 cents, a compound annual growth rate in excess of 10%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2013. Our condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

1.	During the second quarter of 2013, we announced the sale of our interests in our timberland operations. The results of these operations are presented in the ‘Corporate and other’ segment in this document.

The partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 46 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last six years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their rate base	• Regulated Terminal	• Australasia
	• Electricity Transmission	• North & South America
	• Regulated Distribution	• Europe

Transport
Provide transportation for freight, bulk	• Railroad	• Australasia
commodities and passengers, for which we are paid an access fee	• Toll Roads	• South America
	• Ports	• Europe & North America

Energy Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America • Europe • Australasia

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as at June 30, 2014 and December 31, 2013 and for the three and six month periods ended June 30, 2014 and 2013. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 31.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three month period ended June 30		For the six month period ended June 30
Summary Statements of Operating Results	2014	2013	2014	2013
Revenues	$488	$462	$968	$925
Direct operating expenses	(215)	(202)	(427)	(424)
General and administrative expenses	(29)	(26)	(56)	(54)
Depreciation and amortization expense	(94)	(83)	(185)	(169)
Interest expense	(90)	(90)	(177)	(177)
Mark-to-market on hedging items	(22)	93	(38)	31
Earnings from investments in associates	1	18	13	35
Net income	42	185	86	184
Income from continuing operations	42	150	86	128
Income from discounted operations, net of income tax	—	35	—	56
Net income attributable to the partnership[1]	13	132	45	104
Net income per limited partnership unit	$0.01	$0.60	$0.11	$0.43

1.	Includes net income attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended June 30, 2014, we reported net income of $42 million, of which $13 million is attributable to the partnership, compared to net income of $185 million and net income attributable to the partnership of $132 million in the prior year. Net income declined compared to the second quarter of 2013 as the prior year included hedging gains of $83 million at the corporate level and at our UK regulated distribution operations whereas the current period reflects $22 million in hedging losses at the corporate level associated with our foreign currency hedging program. In addition, the prior year reflected a gain of $18 million on the sale of a non-core social infrastructure asset.

Revenues totaled $488 million in the second quarter of 2014, representing a year-over-year increase of $26 million, or 6%. The increase is primarily attributable to organic growth initiatives completed in the last 12 months, which resulted in increased revenues of $8 million at our Australian railroad and $7 million at our UK regulated distribution operation, as well as the acquisition of our U.S. district energy operation in the fourth quarter of 2013, which contributed incremental revenue of $7 million. Our business also recorded higher revenues in its transport and energy operations as a result of increased volumes that contributed an incremental $10 million to our total revenues. These increases were partially offset by a $4 million reduction in revenue resulting from the devaluation of the Australian dollar relative to the U.S. dollar since prior year.

Direct operating expenses totaled $215 million for the second quarter of 2014, which represented an increase of $13 million, or 6%, compared to the same period in 2013. This was driven by a $13 million increase in expenses as a result of the aforementioned capital expansion programs completed over the last year and incremental costs of $4 million during the period from our U.S. district energy acquisition. This was offset by a $5 million reduction in costs from the devaluation of the Australian dollar relative to the U.S. dollar since prior year.

General and administrative expenses totaled $29 million for the three months ended June 30, 2014, which was a $3 million increase relative to the prior year comparative period. This line item is primarily comprised of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus recourse debt, net of cash. It also includes certain public company expenditures relating to the on-going operations of the partnership. The Base Management Fee increased versus the same period in 2013 as a result of an increase in market capitalization from the higher trading price of our partnership units.

Depreciation and amortization expense totaled $94 million in the second quarter of 2014, an increase of $11 million over the second quarter of 2013. The increase was primarily due to higher property, plant and equipment values as a result of our annual revaluation process and capital deployed over the past 12 months.

Earnings from investments in associates were $1 million for the three months ended June 30, 2014, representing a decline of $17 million from the second quarter of 2013. The decline was primarily attributable to the sale of our Australasian regulated distribution operation in the fourth quarter of 2013, as well as inflation indexation on our Chilean peso denominated debt at our South American electricity transmission system. These items were partially offset by earnings at our Texas transmission business during the period, which was commissioned in the latter half of 2013.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	June 30, 2014	December 31, 2013
Cash and cash equivalents	$380	$538
Other current assets	739	730
Total assets	16,302	15,682
Current liabilities	731	527
Corporate borrowings	375	377
Non-recourse borrowings	6,065	5,790
Other long-term liabilities	2,462	2,383
Limited Partners’ capital	3,644	3,751
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,365	1,408
Non-controlling interest – in operating subsidiaries	1,634	1,419
General Partners’ capital	26	27

As of June 30, 2014, we had $16,302 million in assets, compared to $15,682 million at the end of 2013. This $620 million increase is primarily due to foreign currency translation gains of $500 million associated with the appreciation of the Australian Dollar, British Pound and Brazilian Reais relative to the U.S. dollar and the acquisition of our North American west coast container ports in the first quarter of 2014, which increased assets by $126 million.

Non-recourse borrowings increased by $275 million to $6,065 million at June 30, 2014 from $5,790 million at December 31, 2013. The increase is primarily due to the appreciation of the Australian dollar and British Pound relative to the U.S. dollar since year end, which led to an increase in debt balances of $164 million and $48 million, respectively, and a refinancing at our UK regulated distribution business, which increased our debt balance by $100 million. This was partially offset by a $34 million decline in Chilean peso denominated debt due to the depreciation of the Chilean peso versus the U.S. dollar during the six months ended June 30, 2014.

The $151 million decrease in partnership capital compared to December 31, 2013 is primarily attributable to distributions paid to our unitholders of $224 million offset by earnings of $45 million and foreign currency translation gains of $16 million.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2014		2013				2012
Three months ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$488	$480	$470	$431	$462	$463	$451	$374
Direct operating costs	(215)	(212)	(212)	(187)	(202)	(222)	(229)	(190)
Earnings (losses) from investment in associates	1	12	(272)	20	18	17	(8)	40
Expenses
Interest	(90)	(87)	(98)	(87)	(90)	(87)	(98)	(75)
Corporate costs	(29)	(27)	(28)	(28)	(26)	(28)	(28)	(25)
Valuation items
Fair value changes and other	5	(19)	55	(33)	107	(99)	(5)	14
Depreciation and amortization	(94)	(91)	(79)	(81)	(83)	(86)	(73)	(56)
Income (expense) tax recovery	(24)	(12)	(12)	33	(36)	20	4	6

Net income (loss) from continuing operations	42	44	(176)	68	150	(22)	14	88
(Loss) income from discontinued operations, net of tax	—	—	—	(11)	35	21	166	7

Net income (loss)	42	44	(176)	57	185	(1)	180	95

Net income (loss) attributable to others	41	29	(32)	39	97	24	147	49
Net income (loss) attributable to limited partners	1	15	(144)	18	88	(25)	33	46

Per limited partnership unit	$0.01	$0.10	$(0.96)	$0.12	$0.60	$(0.17)	$0.23	$0.33

A significant driver of our results continues to be new investments that we execute in addition to organic expansion projects that we commission within our various businesses, which add to the ongoing earnings profile of our current businesses. These factors all contributed to the consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned factors, net income is impacted by fair value adjustments to our assets and financial instruments.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport and energy. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 49 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 Mtpa of capacity

Electricity Transmission

•	Approximately 10,500 kilometres of transmission lines in North and South America

Regulated Distribution

•	Approximately 2.1 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Rate base, start of period	$4,335	$4,880	$4,242	$4,790
Capital expenditures commissioned	42	41	103	143
Inflation and other indexation	23	25	46	101
Regulatory depreciation	(15)	(20)	(30)	(40)
Foreign exchange	26	(346)	50	(414)

Rate base, end of period	$4,411	$4,580	$4,411	$4,580

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Funds from operations (FFO)	$92	$96	$181	$188
Maintenance capital	(3)	(8)	(5)	(14)

Adjusted funds from operations (AFFO)	$89	$88	$176	$174

Return on rate base[1,2]	10%	11%	10%	11%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distributions operation.

For the three months ended June 30, 2014, our utilities platform produced FFO of $92 million, compared with $96 million in the same period in the prior year. The decrease was primarily due to the sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Excluding the impact of the sale, FFO increased by $9 million as the business benefited from higher connections activity at our UK regulated distribution business, inflation indexation, a larger regulated asset base and lower costs resulting from margin improvement programs at a number of operations.

The following table presents our utilities platform’s proportionate share of financial results:

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Revenue	$170	$198	$331	$393
Connection revenue	17	14	32	25
Cost attributed to revenues	(57)	(74)	(107)	(147)

Adjusted EBITDA	130	138	256	271
Interest expense	(40)	(45)	(79)	(88)
Other income	2	3	4	5

Funds from operations (FFO)	92	96	181	188
Depreciation and amortization	(40)	(40)	(79)	(82)
Deferred taxes and other items	(17)	14	(30)	(41)

Net income	$35	$70	$72	$65

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three month		For the six month		For the three month		For the six month
	period ended June 30		period ended June 30		period ended June 30		period ended June 30
	2014	2013	2014	2013	2014	2013	2014	2013
Regulated Distribution	$51	$60	$98	$113	$40	$46	$76	$86
Regulated Terminal	42	44	84	89	23	23	46	46
Electricity Transmission	37	34	74	69	29	27	59	56

Total	$130	$138	$256	$271	$92	$96	$181	$188

Our regulated distribution operations generated Adjusted EBITDA and FFO of $51 million and $40 million, respectively, for the current quarter, versus $60 million and $46 million, respectively, in the comparative period. This decrease was primarily due to the sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Excluding the impact of the sale, results were ahead of the prior year due primarily to improved performance at our UK regulated distribution business that benefited from a higher rate base, inflation indexation and higher connections revenue.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $42 million and $23 million, respectively, for the current quarter, versus $44 million and $23 million, respectively, in the comparative period. FFO was in line with prior year while Adjusted EBITDA decreased primarily due to the impact of foreign exchange. In natural currency, Adjusted EBITDA and FFO were ahead of prior year benefiting from additions to our rate base.

Our electricity transmission operations reported Adjusted EBITDA and FFO of $37 million and $29 million, respectively, for the current quarter, versus $34 million and $27 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased due to inflation indexation, commissioning of projects into rate base and lower operating costs, partially offset by the impact of foreign exchange.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, foreign exchange on translation of U.S. denominated debt at our Chilean electricity transmission system, deferred taxes and other items. Depreciation and amortization was in-line with prior year as the impact of a larger regulated asset base was offset by the sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Deferred taxes and other items were a $17 million loss compared to a $14 million gain for the three months ended June 30, 2013 primarily as a result of a $31 million gain net of deferred tax associated with mark-to-market on hedging items at our UK regulated distribution business recorded in the prior year.

Transport Operations

Our transport platform is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport platform mitigates the impact of fluctuations in demand from any particular sector, commodity, or customer. Approximately 80% of our transport platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our transport platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Our transport platform is comprised of the following:

Railroad

•	Sole provider of rail service in Southwestern Western Australia with approximately 5,100 kilometres of track

Toll Roads

•	3,200 kilometres of motorways in Brazil and Chile

Ports

•	30 terminals in North America, UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Growth capital expenditures	$81	$34	$147	$82
Adjusted EBITDA margin[1]	48%	47%	49%	45%
Funds from operations (FFO)	94	83	189	150
Maintenance capital	(18)	(12)	(36)	(26)

Adjusted funds from operations	$76	$71	$153	$124

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

In our transport platform, we generated FFO of $94 million in the second quarter of 2014 compared to $83 million in the same period of 2013. The increase in FFO was primarily driven by contribution from both the additional investment in our Brazilian toll road operation in the third quarter of 2013 and our North American west coast container ports in the first quarter of 2014. We also benefited from improved results at our UK port as economic conditions continue to improve in the region, and at our Australian railroad, where we benefited from higher volumes from a bumper grain harvest. Results were partially offset by interest income at our railroad associated with a stamp tax duty refund that was received in the prior year.

The following table presents our transport platform’s proportionate share of financial results:

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Revenue	$309	$252	$595	$504
Cost attributed to revenues	(161)	(133)	(303)	(278)

Adjusted EBITDA	148	119	292	226
Interest expense	(45)	(38)	(87)	(74)
Other (expenses) income	(9)	2	(16)	(2)

Funds from operations (FFO)	94	83	189	150
Depreciation and amortization	(59)	(42)	(120)	(93)
Deferred taxes and other items	(18)	(10)	(19)	(27)

Net income	$17	$31	$50	$30

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three month		For the six month		For the three month		For the six month
	period ended June 30		period ended June 30		period ended June 30		period ended June 30
	2014	2013	2014	2013	2014	2013	2014	2013
Railroad	$67	$66	$132	$123	$47	$52	$96	$94
Toll Roads	60	35	120	67	33	20	67	36
Ports	21	18	40	36	14	11	26	20

Total	$148	$119	$292	$226	$94	$83	$189	$150

For the three months ended June 30, 2014, our Australian railroad reported Adjusted EBITDA and FFO of $67 million and $47 million, respectively, versus $66 million and $52 million, respectively, in the comparative period. Adjusted EBITDA increased versus the prior year due to higher volumes from a bumper grain harvest. FFO was lower as prior year results included $6 million of interest income associated with a stamp duty tax refund.

For the three months ended June 30, 2014, our toll roads contributed Adjusted EBITDA and FFO of $60 million and $33 million, respectively, compared to Adjusted EBITDA and FFO of $35 million and $20 million, respectively, in the comparative period. This increase is primarily due to additional investment in our Brazilian toll roads completed in the third quarter of 2013. On a same store basis, toll revenues increased 5% from prior year driven by tariff increases and higher volumes on our Chilean roads.

For the three and six months ended June 30, 2014, our port operations reported Adjusted EBITDA and FFO of $21 million and $14 million, respectively, compared to Adjusted EBITDA and FFO of $18 million and $11 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus the prior year due to improved volumes as economic conditions in the U.K. continue to improve. FFO also benefited from the contribution from the investment in our North American west coast container ports and lower borrowing costs from a refinancing at our European port operations at the end of the second quarter of 2013.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization increased to $59 million for the current quarter, up from $42 million for the same period in 2013. The increase is primarily due to higher depreciation at our Brazilian toll road operation as a result of our additional investment in the third quarter of 2013. Deferred taxes and other items were $18 million compared to $10 million for the same period in 2013. The variance is primarily attributable to inflation indexation on our Chilean peso denominated debt at our Chilean toll road.

Energy Operations

Our energy platform is comprised of systems that provide energy transportation, storage, and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy platform is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are typically generated under contracts with varying durations and are relatively stable. Approximately 80% of our energy platform’s Adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	15,500 kilometres of transmission pipelines

•	Over 50,000 gas distribution customers

•	300 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	Heating plants capable of delivering 1,905,000 pounds per hour of steam and 136,800 tons of cooling capacity sourced from a deep lake water system

Results of Operations

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Growth capital expenditures	$11	$4	$22	$7
Adjusted EBITDA margin[1]	46%	49%	47%	47%
Funds from operations (FFO)	16	18	42	40
Maintenance capital	(10)	(11)	(13)	(17)

Adjusted funds from operations	6	7	29	23

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Our energy platform generated FFO of $16 million in the second quarter of 2014 compared to $18 million in the same period of 2013. FFO declined as the contribution from our U.S. district energy business, acquired in the fourth quarter of 2013, was offset by lower transportation volumes at our North American energy transmission business and a warmer winter that affected volumes in our UK energy distribution operations.

The following table presents our energy platform’s proportionate share of financial results:

	For the three month		For the six month
	period ended June 30		period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Revenue	$72	$72	$163	$155
Cost attributed to revenues	(39)	(37)	(86)	(82)

Adjusted EBITDA	33	35	77	73
Interest expense	(17)	(17)	(35)	(34)
Other income	—	—	—	1

Funds from operations (FFO)	16	18	42	40
Depreciation and amortization	(17)	(17)	(34)	(34)
Deferred taxes and other items	2	5	2	9

Net income	$1	$6	$10	$15

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three month		For the six month		For the three month		For the six month
	period ended June 30		period ended June 30		period ended June 30		period ended June 30
	2014	2013	2014	2013	2014	2013	2014	2013
Energy Transmission, Distribution & Storage	$30	$33	$71	$68	$14	$17	$38	$37
District Energy	3	2	6	5	2	1	4	3

Total	$33	$35	$77	$73	$16	$18	$42	$40

For the three months ended June 30, 2014, our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $30 million and $14 million, respectively, versus $33 million and $17 million respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as results were impacted by lower transportation volumes at our North American energy transmission business and mild weather in the UK which negatively impacted volumes at our UK energy distribution operations.

Our district energy business contributed Adjusted EBITDA and FFO of $3 million and $2 million, respectively, for the first quarter of 2014, versus $2 million and $1 million, respectively. Adjusted EBITDA and FFO increased from the prior year as a result of the acquisition of our U.S. district energy business in the fourth quarter of 2013.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization was consistent with the comparative period at $17 million.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Timber adjusted EBITDA	$—	$18	$—	$36
General and administrative costs	(2)	(2)	(4)	(4)
Base Management Fee	(27)	(24)	(52)	(50)

Adjusted EBITDA	(29)	(8)	(56)	(18)
Other income	10	—	16	—
Financing costs
Timber	—	(6)	—	(12)
Corporate	(3)	(3)	(6)	(8)

Funds from operations (FFO)	(22)	(17)	(46)	(38)
Deferred taxes and other	(18)	42	(41)	32

Net (loss) income	$(40)	$25	$(87)	$(6)

General and administrative costs for the period ended June 30, 2014 were in-line with prior year. We anticipate that our corporate and administrative costs, excluding the Base Management Fee, will be in the range of $8 million to $10 million per year.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% of our market value, plus recourse debt net of cash. The Base Management Fee for the current quarter increased versus the prior year due to an increase in market capitalization from our higher unit trading price.

Financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Corporate financing costs were flat as corporate borrowings were consistent year over year.

Other income includes interest and distribution income, as well as realized gains earned on corporate financial assets.

Deferred taxes and other items for the period ended June 30, 2014 were $18 million, compared to a $42 million gain in the same period in 2013, as the prior period included $40 million of mark-to-market gains on derivative positions hedging foreign currency exposures whereas the current period includes $22 million in mark-to-market losses associated with these positions.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2014	2013	2014	2013
Funds from operation (FFO)	$180	$180	$366	$340
Per unit FFO[1]	0.86	0.88	1.74	1.67
Distributions	0.48	0.43	0.96	0.86
Payout ratio[2]	62%	55%	61%	56%
Growth of per unit FFO[1]	(2%)	47%	4%	42%
Adjusted fund from operations (AFFO)[3]	149	149	312	283

1.	Average units outstanding during the three and six month period of 210.1 million (2013: 205.7 million and 203.3 million, respectively).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.

Results for the quarter ended June 30, 2014 were consistent with prior year with funds from operations (“FFO”) totaling $180 million ($0.86 per unit) compared to FFO of $180 million ($0.88 per unit) in the second quarter of 2013. The payout ratio was 62%, which is at the low end of the target range of 60-70%.

The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

US$ MILLIONS	For the three month period ended June 30		For the six month period ended June 30
Statement of Operating Results	2014	2013	2014	2013
Net income by segment
Utilities	$35	$70	$72	$65
Transport	17	31	50	30
Energy	1	6	10	15
Corporate and other	(40)	25	(87)	(6)

Net income	$13	$132	$45	$104

Adjusted EBITDA by segment
Utilities	$130	$138	$256	$271
Transport	148	119	292	226
Energy	33	35	77	73
Corporate and other	(29)	(8)	(56)	(18)

Adjusted EBITDA	$282	$284	$569	$552

FFO by segment
Utilities	$92	$96	$181	$188
Transport	94	83	189	150
Energy	16	18	42	40
Corporate and other	(22)	(17)	(46)	(38)

FFO	$180	$180	$366	$340

US$ MILLIONS Statement of Financial Position			As of
			June 30, 2014	December 31, 2013
Total assets by segment
Utilities			$4,940	$4,766
Transport			4,937	4,789
Energy			1,666	1,629
Corporate and other			(150)	(46)

Total assets			$11,393	$11,138

Net debt by segment
Utilities			$3,081	$2,838
Transport			2,382	2,333
Energy			945	927
Corporate and other			(50)	(146)

Net Debt			$6,358	$5,952

Partnership capital by segment
Utilities			$1,859	$1,928
Transport			2,555	2,456
Energy			721	702
Corporate and other			(100)	100

Partnership capital			$5,035	$5,186

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at June 30, 2014 and 2013 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was $2,508 million at June 30, 2014 and was comprised of the following:

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Corporate cash and cash equivalents	$425	$523
Committed corporate credit facility	1,400	1,400
Draws on corporate credit facility	—	—
Commitments under corporate credit facility	(89)	(99)
Proportionate cash retained in businesses	335	330
Proportionate availability under subsidiary credit facilities	437	428

Total liquidity	$2,508	$2,582

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of June 30, 2014, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2014	2015	2016	2017	2018	Beyond	Total
Recourse borrowings
Corporate borrowings	3	$—	$—	$—	$375	$—	$—	$375

Total recourse borrowings	3	—	—	—	375	—	—	375

Non-recourse borrowing[1,2]
Utilities
Regulated Distribution	12	—	—	37	16	—	960	1,013
Regulated Terminal	7	—	21	234	—	—	979	1,234
Electricity Transmission	12	6	8	81	64	5	722	886

	10	6	29	352	80	5	2,661	3,133
Transport
Railroad	9	—	—	20	—	—	1,093	1,113
Toll Roads	9	8	274	13	71	13	658	1,037
Ports	6	15	42	49	10	224	127	467

	7	23	316	82	81	237	1,878	2,617
Energy
Energy Transmission, Distribution & Storage	7	17	1	—	498	—	388	904
District Energy	20	—	—	22	—	—	67	89

	8	17	1	22	498	—	455	993
Total non-recourse borrowings[1,2]	10	46	346	456	659	242	4,994	6,743

Total borrowings[3]	10	$46	$346	$456	$1,034	$242	$4,994	$7,118

Cash retained in businesses
Utilities								$52
Transport								235
Energy								48
Corporate								425

Total cash retained								$760

Net debt
Utilities								3,081
Transport								2,382
Energy								945
Corporate								(50)

Total net debt		1%	5%	6%	15%	3%	70%	$6,358

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

3.

As of June 30, 2014, approximately 39% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 12% of our total borrowings.

Our debt has an average term of 10 years. On a proportionate basis, our net debt-to-capitalization ratio as of June 30, 2014 was 56%. The average cash interest rates for our utilities, transport, energy and corporate platforms were 5.1%, 6.8%, 6.8% and 2.9%, respectively (June 30, 2013: 5.5%, 6.2%, 7.4% and 2.7% respectively). The weighted average cash interest rate was 5.9% for the overall business (June 30, 2013: 5.9%).

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2014	December 31, 2013
Consolidated debt	$6,440	$6,167
Less: borrowings attributable to non-controlling interest	(1,769)	(1,675)
Premium on debt and cross currency swaps	38	(67)
Add: proportionate share of borrowings of investments in associates:
Utilities	703	716
Transport	934	885
Energy	772	779

Proportionate debt	$7,118	$6,805

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at June 30, 2014:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$717	$619	$11	$33	$54
Interest-bearing liabilities[1]	9,199	431	937	1,803	6,028
Finance lease liabilities	34	3	3	5	23
Other long-term liabilities	777	—	145	241	391

	$10,727	$1,053	$1,096	$2,082	$6,496

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $294 million, $295 million, $712 million, and $1,313 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of June 30, 2014, this fee is estimated to be approximately $108 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS —FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient The following table presents our hedged position in foreign currencies as of June 30, 2014:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP
Net equity investment—US$	$876	$1,681	$959	$825	$293	$168	$163	$70
FX contracts—US$	2,928	(1,542)	(959)	(114)	—	(168)	(145)	—

Net unhedged—US$	$3,804	$139	$—	$711	$293	$—	$18	$70

At June 30, 2014, we had hedges in place equal to approximately 70% of our net equity investment in foreign currencies. For the three and six month periods ended June 30, 2014, we recorded losses in comprehensive income of $53 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.

The following table highlights the sources and uses of cash for the year:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Funds from operations (FFO)	$180	$180	$366	$340
Less: maintenance capital	(31)	(31)	(54)	(57)

Funds available for distribution (AFFO)	149	149	312	283
Distributions paid	(112)	(98)	(224)	(192)

Funds available for reinvestment	37	51	88	91

Growth capital expenditures	(153)	(112)	(298)	(218)
Asset level debt funding of growth capex	140	86	211	135
New investments, net of disposals	—	200	(39)	183
Project level (repayments) draws	(24)	(24)	(51)	266
Repayments on corporate credit facility	—	(324)	—	(546)
Proceeds from equity issuance	—	331	—	331
Changes in working capital and other	(35)	(15)	(4)	(37)

Change in proportionate cash retained in business	(35)	193	(93)	205
Opening, proportionate cash retained in business	795	222	853	210

Closing, proportionate cash retained in business	$760	$415	$760	$415

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Growth capital expenditures by segment
Utilities	$61	$74	$129	$129
Transport	81	34	147	82
Energy	11	4	22	7

Total	$153	$112	$298	$218

Growth capital expenditures increased by $41 million or 37% compared to the prior year as a result of capital deployed at our Brazilian toll road operation to increase the capacity of our roads to support growing traffic in addition to the acquisition of our U.S district energy operations in the fourth quarter of 2013.

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	Low	High	2014	2013	2014	2013
Maintenance capital expenditures by segment
Utilities	$4	$5	$3	$8	$5	$14
Transport	20	23	18	12	36	26
Energy	6	9	10	11	13	17

Total	$30	$37	$31	$31	$54	$57

We estimate annual maintenance capital expenditures of $15-20 million, $80-90 million and $25-35 million for our utilities, transport and energy operations, respectively, for a total range between $120-145 million.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

	As of
	June 30, 2014	December 31, 2013
Redeemable Partnership Units, held by Brookfield	58,739,416	58,739,416
General partnership units	1,066,929	1,066,929
Limited partnership units	150,304,112	150,252,174

Total	210,110,457	210,058,519

The partnership had total units outstanding of 210,110,457 as of June 30, 2014.

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the three and six months ended June 30, 2014, an incentive distribution of $11 million and $22 million, respectively, was paid to the general partner (for the three and six months ended June 30, 2013: $8 million and $16 million).

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized on the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2014 (less than $1 million during the three and six months ended June 30, 2013).

Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement with its external managers Brookfield and a number of its wholly owned subsidiaries.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a Base Management Fee, (the “Base Management Fee”), to affiliates of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $27 million and $52 million for the three and six months ended June 30, 2014, respectively, ($24 million and $50 million during the three and six months ended June 30, 2013).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and Brookfield Infrastructure’s holding entity Brookfield Infrastructure LP (“Holding LP”) and certain holding entities held directly by the Holding LP.

During the three and six months ended June 30, 2014, $2 million and $4 million, respectively, was reimbursed at cost to the Manager of the partnership ($2 million and $4 million and during the three and six months ended June 30, 2013). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At June 30, 2014, Brookfield Infrastructure’s deposit balance with Brookfield was $122 million (December 31, 2013: $262 million) and earned interest of less than $1 million for the three and six months ended June 30, 2014 ($nil during the three and six months ended June 30, 2013).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by wholly-owned subsidiaries of Brookfield on market terms.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2014, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $89 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature. In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS	2014	2013	2014	2013
Net income attributable to partnership[1]	$13	$132	$45	$104
Add back or deduct the following:
Depreciation and amortization	116	99	233	209
Deferred income taxes	2	57	1	34
Mark-to-market on hedging items	19	(75)	35	(30)
Valuation losses (gains) and other	30	(33)	52	23

FFO	180	180	366	340
Maintenance capital expenditures	(31)	(31)	(54)	(57)

AFFO	$149	$149	$312	$283

1.	Includes net income attributable to non-controlling interests — Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization and valuation losses during the period.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See ‘‘Discussion of Segment Reconciling Items’’ on page 49 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	As per IFRS financials [1]
Revenues	$187	$309	$72	$—	$568	$(228)	$148	$488
Costs attributed to revenues	(57)	(161)	(39)	—	(257)	117	(75)	(215)
General & administrative costs	—	—	—	(29)	(29)	—	—	(29)

Adjusted EBITDA	130	148	33	(29)	282	(111)	73
Other income (expense)	2	(9)	—	10	3	5	(2)	6
Interest expense	(40)	(45)	(17)	(3)	(105)	41	(26)	(90)

FFO	92	94	16	(22)	180	(65)	45
Depreciation and amortization	(40)	(59)	(17)	—	(116)	49	(27)	(94)
Deferred taxes	(9)	3	3	1	(2)	(8)	(6)	(16)
Mark-to-market on hedging items	2	(2)	—	(19)	(19)	(3)	—	(22)
Valuation (losses) gains and other	(10)	(19)	(1)	—	(30)	26	17	13
Share of earnings from associates	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest	—	—	—	—	—	—	(29)	(29)

Net income (loss) attributable to partnership[2]	$35	$17	$1	$(40)	$13	$—	$—	$13

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued operations	As per IFRS financials [1]
Revenues	$212	$252	$72	$38	$574	$(210)	$136	$(38)	$462
Costs attributed to revenues	(74)	(133)	(37)	(20)	(264)	111	(69)	20	(202)
General & administrative costs	—	—	—	(26)	(26)	—	—	—	(26)

Adjusted EBITDA	138	119	35	(8)	284	(99)	67	(18)
Other income (expense)	3	2	—	—	5	2	(5)	—	2
Interest expense	(45)	(38)	(17)	(9)	(109)	37	(24)	6	(90)

FFO	96	83	18	(17)	180	(60)	38	(12)
Depreciation and amortization	(40)	(42)	(17)	—	(99)	39	(23)	—	(83)
Deferred taxes	(15)	(11)	3	(34)	(57)	1	—	25	(31)
Mark-to-market on hedging items	37	(1)	3	36	75	—	18	—	93
Valuation (losses) gains and other	(8)	2	(1)	40	33	2	(6)	(22)	7
Share of earnings from associates	—	—	—	—	—	18	—	—	18
Income from discontinued operations,net of income tax	—	—	—	—	—	—	—	35	35
Net income attributable to non-controlling interest	—	—	—	—	—	—	(27)	(26)	(53)

Net income attributable to partnership[2]	$70	$31	$6	$25	$132	$—	$—	$—	$132

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Net income attributable to the partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non- controlling interest	As per IFRS financials [1]
Revenues	$363	$595	$163	$—	$1,121	$(451)	$298	$968
Costs attributed to revenues	(107)	(303)	(86)	—	(496)	222	(153)	(427)
General & administrative costs	—	—	—	(56)	(56)	—	—	(56)

Adjusted EBITDA	256	292	77	(56)	569	(229)	145
Other income (expense)	4	(16)	—	16	4	8	(3)	9
Interest expense	(79)	(87)	(35)	(6)	(207)	81	(51)	(177)

FFO	181	189	42	(46)	366	(140)	91
Depreciation and amortization	(79)	(120)	(34)	—	(233)	100	(52)	(185)
Deferred taxes	(15)	10	(1)	5	(1)	(14)	(7)	(22)
Mark-to-market on hedging items	4	3	—	(42)	(35)	(3)	—	(38)
Valuation (losses) gains and other	(19)	(32)	3	(4)	(52)	44	9	1
Share of earnings from associates	—	—	—	—	—	13	—	13
Net income attributable to non-controlling interest	—	—	—	—	—	—	(41)	(41)

Net income (loss) attributable to partnership[2]	$72	$50	$10	$(87)	$45	$—	$—	$45

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued operations	As per IFRS financials [1]
Revenues	$418	$504	$155	$76	$1,153	$(428)	$276	$(76)	$925
Costs attributed to revenues	(147)	(278)	(82)	(40)	(547)	227	(144)	40	(424)
General & administrative costs	—	—	—	(54)	(54)	—	—	—	(54)

Adjusted EBITDA	271	226	73	(18)	552	(201)	132	(36)
Other income (expense)	5	(2)	1	—	4	4	(7)	—	1
Interest expense	(88)	(74)	(34)	(20)	(216)	76	(49)	12	(177)

FFO	188	150	40	(38)	340	(121)	76	(24)
Depreciation and amortization	(82)	(93)	(34)	—	(209)	88	(48)	—	(169)
Deferred taxes	(14)	7	9	(36)	(34)	(4)	7	25	(6)
Mark-to-market on hedging items	(6)	—	3	33	30	(6)	7	—	31
Valuation (losses) gains and other	(21)	(34)	(3)	35	(23)	8	(3)	(16)	(34)
Share of earnings from associates	—	—	—	—	—	35	—	—	35
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	56	56
Net income attributable to non-controlling interest	—	—	—	—	—	—	(39)	(41)	(80)

Net income (loss) attributable to partnership[2]	$65	$30	$15	$(6)	$104	$—	$—	$—	$104

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Net income (loss) attributable to the partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Brookfield Infrastructure’s Share
AS AT JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials [1]
Total assets	$4,940	$4,937	$1,666	$(150)	$11,393	$(2,080)	$4,250	$2,739	$16,302

	Brookfield Infrastructure’s Share
AS AT DECEMBER 31 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials [1]
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

1.

The above tables provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(29)	$(64)	$(18)	$—	$(111)
Attribution to non-controlling interest	52	16	5	—	73

Adjusted EBITDA	23	(48)	(13)	—	(38)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	5	28	14	(1)	46
Attribution to non-controlling interest	(18)	(7)	(3)	—	(28)

FFO	10	(27)	(2)	(1)	(20)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	24	36	4	1	65
Attribution to non-controlling interest	(34)	(9)	(2)	—	(45)

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(45)	$(35)	$(19)	$—	$(99)
Attribution to non-controlling interest	44	15	8	—	67
Discontinued operations	—	—	—	(18)	(18)

Adjusted EBITDA	(1)	(20)	(11)	(18)	(50)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	10	14	15	—	39
Attribution to non-controlling interest	(19)	(7)	(3)	—	(29)
Discontinued operations	—	—	—	6	6

FFO	(10)	(13)	1	(12)	(34)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	35	21	4	—	60
Attribution to non-controlling interest	(25)	(8)	(5)	—	(38)
Discontinued operations	—	—	—	12	12

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(57)	$(125)	$(47)	$—	$(229)
Attribution to non-controlling interest	100	32	13	—	145

Adjusted EBITDA	43	(93)	(34)	—	(84)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	11	53	29	(4)	89
Attribution to non-controlling interest	(35)	(14)	(5)	—	(54)

FFO	19	(54)	(10)	(4)	(49)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	46	72	18	4	140
Attribution to non-controlling interest	(65)	(18)	(8)	—	(91)

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(88)	$(67)	$(46)	$—	$(201)
Attribution to non-controlling interest	88	28	16	—	132
Discontinued operations	—	—	—	(36)	(36)

Adjusted EBITDA	—	(39)	(30)	(36)	(105)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	20	32	30	(2)	80
Attribution to non-controlling interest	(36)	(15)	(5)	—	(56)
Discontinued operations	—	—	—	12	12

FFO	(16)	(22)	(5)	(26)	(69)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	68	35	16	2	121
Attribution to non-controlling interest	(52)	(13)	(11)	—	(76)
Discontinued operations	—	—	—	24	24

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates decreased compared to the second quarter of 2013, primarily as a result of the disposition of our Australasian regulated distribution operation in the fourth quarter of 2013 and lower transportation volumes at our North American energy transmission business. These decreases were offset by an increase in contribution as a result of the additional investment in our Brazilian toll roads during the third quarter of 2013.

Attribution to non-controlling interest increased over the prior year primarily due to improved performance at our UK regulated distribution business that benefited from a higher rate base, inflation indexation and higher connections revenue as well as improved volumes at our UK port operation as economic conditions continue to improve in the region.

Contributions from our discontinued operations are comprised of the results of our Canadian and U.S. freehold timberland operations, which were disposed during 2013.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Common control transactions

IFRS 3 (2008) does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

Classification of assets and liabilities as held for sale

Judgment is applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the Consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the assets represent a component of the partnership whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the partnership.

Financial instruments

Brookfield Infrastructure’s accounting policies relating to derivative financial instruments are described in note 3(n) of Brookfield Infrastructure’s annual consolidated financial statements. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13 of Brookfield Infrastructure’s annual consolidated financial statements.

Valuation of standing timber

Changes in fair value are recorded in profit and loss during the period of change. Brookfield Infrastructure determines fair value on an annual basis. Certain assets recorded at fair value were estimated and determined by management of the partnership with due consideration given to other relevant data points. Key estimates and assumptions in determining the fair value of standing timber are: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates and terminal valuation dates.

Valuation of investment property

The fair value of investment property is primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows in respect of such current and future leases.

In some cases, the fair values are determined based on recent real estate transactions with similar characteristics and location to those of Brookfield Infrastructure. Fair value is estimated by management of the partnership with due consideration given to other relevant data points.

Fair values in business combinations

Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows, revenue streams and value-in-use calculations. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Impairment of goodwill and intangibles with indefinite lives

The impairment assessment of goodwill and intangible assets with indefinite lives requires an estimation of the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Other critical judgments utilized in the preparation of the partnership’s financial statements include the determination of functional currency, determination of operating segments, determination of effectiveness of financial hedges for accounting purposes, recoverability of deferred tax assets and assessment of tax uncertainties, and determination of control.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2014. The impact of adopting these standards on the partnership’s accounting policies and disclosures is as follows:

a) Recently Adopted Accounting Standards and Amendments

IFRIC 21 Levies – (“IFRIC 21”)

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 was applied retrospectively and the application of this new standard had no impact on Brookfield Infrastructure’s accounting for levies for the current and prior periods presented.

IAS 32 Financial Instruments: Presentation – (“IAS 32”)

IAS 32, Financial Instruments: Presentation (“IAS 32”) was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of “currently has a legally enforceable right of set-off”, the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. The amendments to IAS 32 were applied retrospectively and the application of these amendments had no impact on Brookfield Infrastructures accounting for or presentation of financial instruments for the current and prior periods presented.

c) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment – (“IAS 16”) and IAS 38 Intangible Assets – (“IAS 38”)

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (IASB) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of these amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments – (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new Standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 and is effective for annual periods beginning on or after January 1, 2018. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the three and six months ended June 30, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, “growth”, “increase”, “forecast”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (“IFRS”), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.